September 27, 2005

Via Federal Express
Mr. Jason Wynn
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

         Re:      CanWest Petroleum Corp.
                  Registration State on Form SB-2
                  Filed August 23, 2005
                  File No. 333-127777

Dear Mr. Wynn:

      CanWest Petroleum Corp (the "Company") has transmitted Amendment No. 1 to its Registration Statement on Form SB-2 for filing pursuant to the Securities Exchange Act of 1934.

      This letter is in response to your letter of September 21, 2005 . The Company has provided information in response to your comments as set forth below.

      I have enclosed a marked copy of the document for your reference in locating the specific changes to the document you requested. In addition to the changes indicated below, we have updated the SB-2 for information included in the Company's most recent quarterly filing.

General

      1. Comment: You indicate that the opinion of counsel will be filed by amendment. Please note that we will need time to review this document. We may have additional comments.

            Response: The opinion of counsel has been filed with this Amendment No. 1.

Mr. Jason Wynn
September 27, 2005
Page 2

Registration Fee Table

      2. Comment: We note in footnote 1 that in addition to the shares set forth in the table, the amount to be registered includes an indeterminate number of shares issuable upon conversion of the convertible notes and exercise of the warrants, as such number may be adjusted as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416. Please confirm that you will register additional shares if the current amount is insufficient upon conversion of the notes.

            Response: We confirm that if the current amount of shares is insufficient upon conversion of the notes, the Company will register any additional shares that may be issued upon conversion.

Canwest Petroleum Corporate, page ii

      3. Comment: With a view towards possible disclosure, please advise of the following:

            The conversion price at which the monthly payments would be made in shares;

            Clarify whether the note holders will be able to convert the full balance of the notes they hold if the company elects to make the monthly payment in shares;

            Whether any of the first three monthly payments have been deferred. We note that the convertible note was issued in June for a principal amount of $2 million and that the balance is now $1,669,444 and

            The due date of the convertible note.

            Response: a) The conversion price at which the monthly payments would be made in shares is the lesser of i) $0.60 per share or ii) 70% of the average of the lowest five closing bid prices for the common stock for the ten trading days preceding a conversion date or
            iii) 135% of the average of the five lowest closing bid prices of the Company's common stock for the ten trading days preceding the effective date of a registration statement registering the underlying shares and warrants for resale.

Mr. Jason Wynn
September 27, 2005
Page 3

            (b) The noteholders always have the ability to convert the outstanding balance, either in whole or part at the lesser of i) $0.60 per share or ii) 135% of the average of the five lowest closing bid prices of the Company's common stock for the ten trading days preceding the effective date of a registration statement registering the underlying shares and warrants for resale. If the conversion is in connection with the monthly payments, then the conversion price under 3(a) above would apply.

            (c) The first two monthly payments were paid in shares and the third month was deferred.

            The due date of the convertible notes is June 9, 2006, if not sooner paid due to monthly payments or conversion of the principal balance at the noteholder's election.

      4. Comment: Given that the prospectus is for resale of the shares issuable underlying the convertible note, but not the convertible note itself, it does not appear that the detailed disclosure of the convertible note is required on the Cover Page pursuant to Item 501(b) of Regulation S-B. That information would appear to be more appropriately addressed in the Summary. Please remove that disclosure or advise us as to why you feel it is necessary.

            Response: The detailed disclosure of the convertible note has been removed from the Cover Page and now is simply addressed in the Summary.

Selling Stockholders, page 35

      5. Comment: Clarify whether any of the selling shareholders are registered broker-dealers or affiliates of a registered broker-dealer. If a registered broker-dealer, please identify the selling shareholder as an underwriter unless the securities you are registering on its behalf compensated the shareholder for investment banking services. If any selling shareholder is an affiliate of a registered broker-dealer, please confirm to us that the shareholder purchased the securities you are registering on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, the shareholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities. Otherwise, identify the selling shareholder as an underwriter. We may have additional comments.

            Response: None of the Selling Shareholders are registered broker-dealers or affiliates of a registered broker-dealer.

Mr. Jason Wynn
September 27, 2005
Page 4

         We would greatly appreciate an immediate response as to additional comments, if any, as the Company would like to be request effectiveness of this registration statement early next week.


         Thank you in advance for your promptness in replying. We hope we have adequately addressed your comments. Please contact me if you need more information.

                                                     Sincerely,


                                                     Theresa M. Mehringer

TMM/jkd
Enclosure

cc:      CanWest Petroleum Corp.
         H. Roger Schwall